

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2011

Via E-mail
Cameron Reynolds
President and Chief Executive Officer
VolitionRX Limited
150 Orchard Road
Orchard Plaza 08-02
Singapore 238841

> **Re:** **VolitionRX Limited**
> **Form 8-K**
> **Filed October 13, 2011**
> **File No. 000-30402**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We reviewed your Form 8-K filed October 13, 2011 and determined it does not include the required information. When a registrant ceases to be a shell company as the result of a business acquisition, a Form 8-K that includes the information required by Items 2.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition transaction. The 8-K must include the information, including financial statements, that the acquired business would be required to file to register a class of securities under Section 12 of the Exchange Act using Form 10. We believe you were a shell company (as defined by Rule 12b-2 of the Exchange Act) immediately prior to the acquisition of Singapore Volition Pte Limited because you had nominal operations and assets consisting of any amount of cash and cash equivalents and nominal other assets. Accordingly, upon its initial filing, the Form 8-K should have included historical financial statements of Singapore Volition Pte Limited and pro forma financial information giving effect to the acquisition. Please amend to provide this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Angela M. Fontanini, Esq.